Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Northern Oil and Gas, Inc.:

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 for the registration of up to 1,000,000 shares of common stock of Northern Oil and Gas, Inc. (the “Company”) of our reports dated March 4, 2011, with respect to the balance sheets of Northern Oil and Gas, Inc., as of December 31, 2009 and 2010, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of Northern Oil and Gas, Inc.  We also consent to the use of our name as experts in such Registration Statement.

/s/ Mantyla McReynolds LLC
Salt Lake City, Utah
June 23, 2011